Prospectus Supplement Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193577

PROSPECTUS SUPPLEMENT NO. 37
DATED NOVEMBER 13, 2018
(To Prospectus Declared Effective on February 28, 2014
and Dated March 21, 2014)

OXBRIDGE RE HOLDINGS LIMITED

Maximum of 4,884,650 Units

Minimum of 1,700,000 Units

Each Unit Consisting of One Ordinary Share and One Warrant

This Prospectus Supplement No. 37 supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated March 21, 2014, of Oxbridge Re Holdings Limited, as supplemented by that certain Prospectus Supplement No. 1 through No. 36 thereto, relating to the offer and sale by us of up to 4,884,650 units, each unit consisting of one ordinary share and one warrant. This Prospectus Supplement No. 37 is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplement No. 1 through No. 36 thereto.

This Prospectus Supplement No. 37 includes the following document, as filed by us with the Securities and Exchange Commission:

●
The attached Quarterly Report on Form 10-Q of Oxbridge Re Holdings Limited, as filed with the Securities and Exchange Commission on November 13, 2018.

Our units began trading on the Nasdaq Capital Market under the symbol “OXBRU.” When the units were split into their component parts, the units ceased trading and our ordinary shares and warrants began trading separately on the Nasdaq Capital Market under the symbols “OXBR” and “OXBRW” respectively.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement No. 37 (or the original Prospectus or Supplement No. 1 through No. 36 thereto) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 37 is November 13, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q
(Mark One)

[X]
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2018

[ ]
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1-36346

OXBRIDGE RE HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

Cayman Islands	98-1150254
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Strathvale House, 2nd Floor90 North Church Street, GeorgetownP.O. Box 469 Grand Cayman, Cayman Islands	KY1-9006
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (345) 749-7570

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ X No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ X No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

As of November 12, 2018; 5,733,587 ordinary shares, par value $0.001 per share, were outstanding.

OXBRIDGE RE HOLDINGS LIMITED

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets
(expressed in thousands of U.S. Dollars, except per share and share amounts)

	At September 30, 2018	At December 31, 2017
	(Unaudited)
Assets
Investments:
Fixed-maturity securities, available for sale, at fair value (amortized cost: $4,784 and $4,450, respectively)	$4,764	4,433
Equity securities, available for sale, at fair value (cost of $2,058 in 2017)	-	2,036
Equity securities, at fair value (cost of $5 in 2018)	5	-
Total investments	4,769	6,469
Cash and cash equivalents	8,238	7,763
Restricted cash and cash equivalents	3,910	3,124
Accrued interest and dividend receivable	36	39
Premiums receivable	2,080	3,798
Deferred policy acquisition costs	191	48
Prepayment and other assets	71	116
Property and equipment, net	22	36
Total assets	$19,317	21,393

Liabilities and Shareholders’ Equity
Liabilities:
Reserve for losses and loss adjustment expenses	$167	4,836 #
Loss experience refund payable	-	135
Losses payable	-	386
Notes payable to Series 2018-1 noteholders	2,000	-
Unearned premiums reserve	1,740	2,012
Accounts payable and other liabilities	695	106
Total liabilities	4,602	7,475

Shareholders’ equity:
Ordinary share capital, (par value $0.001, 50,000,000 shares authorized; 5,733,587 shares issued and outstanding)	6	6
Additional paid-in capital	32,194	32,100
Accumulated Deficit	(17,465)	(18,149)
Accumulated other comprehensive loss	(20)	(39)
Total shareholders’ equity	14,715	13,918
Total liabilities and shareholders’ equity	$19,317	21,393

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
 Consolidated Statements of Operations
(Unaudited)
(expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017

Revenue
Assumed premiums	47	-	2,627	18,256
Premiums ceded	-	(733)	-	(880)
Change in loss experience refund payable	-	2,730	(225)	1,470
Change in unearned premiums reserve	653	17,309	(1,148)	4,494

Net premiums earned	700	19,306	1,254	23,340
Net income from derivative instruments	397	-	773	-
Net investment and other income	100	128	280	341
Net realized investment losses	(61)	(104)	(237)	(56)
Change in fair value of equity securities	118	-	22	-

Total revenue	1,254	19,330	2,092	23,625

Expenses
Losses and loss adjustment expenses	-	41,400	-	42,427
Net loss on commutation	-	-	8	-
Policy acquisition costs and underwriting expenses	63	514	101	672
General and administrative expenses	305	370	981	1,094

Total expenses	368	42,284	1,090	44,193

Income (loss) before (income) attributable to Series 2018-1 noteholders	$886	(22,954)	1,002	(20,568)

(Income) attributable to Series 2018-1 noteholders	(234)	-	(296)	-

Net income (loss)	652	(22,954)	706	(20,568)

Earnings (loss) per share
Basic and Diluted	$0.11	(3.97)	0.12	(3.53)

Dividends paid per share	$-	0.12	-	0.36

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
 Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017

Net income (loss)	$652	(22,954)	706	(20,568)
Other comprehensive income (loss):
Change in unrealized loss on investments:
Unrealized (loss) gain arising during the period	1	185	(3)	325
Reclassification adjustment for net realized losses (gains) included in net (loss) income	-	104	-	56

Net change in unrealized loss	1	289	(3)	381

Total other comprehensive income (loss)	1	289	(3)	381

Comprehensive income (loss)	$653	(22,665)	703	(20,187)

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
 Consolidated Statements of Cash Flows
(Unaudited)
(expressed in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,
	2018	2017
Operating activities
Net income (loss)	$706	(20,568)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock-based compensation	94	95
Net amortization of premiums on investments in fixed-maturity securities	7	63
Depreciation and amortization	14	18
Net realized investment losses	237	56
Change in fair value of equity securities	(22)	-
Change in operating assets and liabilities:
Accrued interest and dividend receivable	3	5
Premiums receivable	1,718	151
Reinsurance recoverable	-	(4,000)
Deferred policy acquisition costs	(143)	31
Prepayment and other assets	45	1
Reserve for losses and loss adjustment expenses	(4,669)	16,056
Loss experience refund payable	(135)	(1,470)
Losses payable	(386)	-
Unearned premiums reserve	(272)	(1,094)
Accounts payable and other liabilities	589	(33)

Net cash used in operating activities	$(2,214)	(10,689)

Investing activities
Purchase of fixed-maturity securities	(4,902)	(3,987)
Purchase of equity securities	(5,804)	(12,751)
Proceeds from sale of fixed-maturity and equity securities	12,181	19,147
Purchase of property and equipment	-	(6)

Net cash provided by investing activities	$1,475	2,403

Financing activities
Proceeds on issuance of notes payable to Series 2018-1 noteholders	2,000	-
Repurchases of common stock under share repurchase plan	-	(1,061)
Dividends paid	-	(2,091)

Net cash provided by (used in) financing activities	$2,000	(3,152)
	(continued)

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
 Consolidated Statements of Cash Flows, continued
(Unaudited)
(expressed in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,
	2018	2017

Cash and cash equivalents, and restricted cash and cash equivalents:
Net change during the period	1,261	(11,438)
Balance, beginning of period	10,887	35,682

Balance, end of period	$12,148	24,244

Supplemental disclosure of cash flow information
Interest paid	-	-
Income taxes paid	-	-

Non-cash investing activities
Net change in unrealized loss on securities available for sale	(3)	381

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
 Nine Months Ended September 30, 2018 and 2017
(expressed in thousands of U.S. Dollars, except share amounts)

	Ordinary Share Capital		Additional Paid-in	Retained Earnings /	Accumulated Other	Total Shareholders'
	Shares	Amount	Capital	Accumulated Deficit	Comprehensive Loss	Equity

Balance at December 31, 2016	5,916,149	$6	$33,034	$4,534	$(411)	$37,163
Cash dividends paid	-	-	-	(2,091)	-	(2,091)
Repurchase and retirement of common stock under share repurchase plan	(182,562)	-	(1,061)	-	-	(1,061)
Net loss for the period	-	-	-	(20,568)	-	(20,568)
Stock-based compensation	-	-	95	-	-	95
Total other comprehensive income	-	-	-	-	381	381
Balance at September 30, 2017	5,733,587	6	32,068	(18,125)	(30)	13,919

Balance at December 31, 2017	5,733,587	6	32,100	(18,149)	(39)	13,918
Cumulative effect of change in accounting for equity securities as of January 1, 2018	-	-	-	(22)	22	-
Net income for the period	-	-	-	706	-	706
Stock-based compensation	-	-	94	-	-	94
Total other comprehensive loss	-	-	-	-	(3)	(3)
Balance at September 30, 2018	5,733,587	$6	$32,194	$(17,465)	$(20)	$14,715

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

1.
ORGANIZATION AND BASIS OF PRESENTATION

(a)
Organization

Oxbridge Re Holdings Limited (the “Company”) was incorporated as an exempted company on April 4, 2013 under the laws of the Cayman Islands. Oxbridge Re Holdings Limited owns 100% of the equity interest in Oxbridge Reinsurance Limited, an exempted entity incorporated on April 23, 2013 under the laws of the Cayman Islands and for which a Class “C” Insurer’s license was granted on April 29, 2013 under the provisions of the Cayman Islands Insurance Law. Oxbridge Re Holdings Limited also owns 100% of the equity interest in Oxbridge Re NS, an entity incorporated as an exempted company on December 22, 2017 under the laws of the Cayman Islands to function as a reinsurance sidecar facility and to increase the underwriting capacity of Oxbridge Reinsurance Limited. The Company, through its subsidiaries (collectively “Oxbridge Re”) provides collateralized reinsurance in the property catastrophe market and invests in various insurance-linked securities. The Company operates as a single business segment through its wholly-owned subsidiaries. The Company’s headquarters and principal executive offices are located at Strathvale House, 90 North Church Street, Georgetown, Grand Cayman, Cayman Islands, and have their registered offices at P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.

The Company’s ordinary shares and warrants are listed on The NASDAQ Capital Market under the symbols “OXBR” and “OXBRW,” respectively.

(b)
Basis of Presentation and Consolidation

The accompanying unaudited, consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information, and the Securities and Exchange Commission (“SEC”) rules for interim financial reporting. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been omitted pursuant to such rules and regulations. However, in the opinion of management, the accompanying interim consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the Company’s consolidated financial position as of September 30, 2018 and the consolidated results of operations and cash flows for the periods presented. The consolidated results of operations for interim periods are not necessarily indicative of the results of operations to be expected for any subsequent interim period or for the fiscal year ended December 31, 2018. The accompanying unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 included in the Company’s Form 10-K, which was filed with the SEC on March 13, 2018.

In preparing the interim unaudited consolidated financial statements, management was required to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the financial reporting date and throughout the periods being reported upon. Certain of the estimates result from judgments that can be subjective and complex and consequently actual results may differ from these estimates, which would be reflected in future periods.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the reserve for losses and loss adjustment expenses, which include amounts estimated for claims incurred but not yet reported. The Company uses various assumptions and actuarial data it believes to be reasonable under the circumstances to make these estimates. In addition, accounting policies specific to valuation of investments, assessment of other-than-temporary impairment (“OTTI”) and loss experience refund payable involve significant judgments and estimates material to the Company’s consolidated financial statements. Although considerable variability is likely to be inherent in these estimates, management believes that the amounts provided are reasonable. These estimates are continually reviewed and adjusted if necessary. Such adjustments are reflected in current operations.

The Company consolidates in these Consolidated Financial Statements the results of operations and financial position of all voting interest entities (“VOE”) in which the Company has a controlling financial interest and all variable interest entities (“VIE”) in which the Company is considered to be the primary beneficiary. The consolidation assessment, including the determination as to whether an entity qualifies as a VIE or VOE, depends on the facts and circumstances surrounding each entity.

All significant intercompany balances and transactions have been eliminated.

2.
SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents are comprised of cash and short- term investments with original maturities of three months or less.

Restricted cash and cash equivalents: Restricted cash and cash equivalents represent funds held in accordance with the Company’s trust agreements with ceding insurers and trustees, which requires the Company to maintain collateral with a market value greater than or equal to the limit of liability, less unpaid premium.

Investments: The Company’s investments consist of fixed-maturity securities and equity securities, and for which its fixed-maturity securities are classified as available-for-sale. The Company’s investments are carried at fair value with changes in fair value included as a separate component of accumulated other comprehensive loss in shareholders’ equity with respect to its fixed-maturity securities. For the Company’s investment in equity securities, the changes in fair value are recorded within the consolidated statements of operations.

Unrealized gains or losses are determined by comparing the fair market value of the securities with their cost or amortized cost. Realized gains and losses on investments are recorded on the trade date and are included in the consolidated statements of operations. The cost of securities sold is based on the specified identification method. Investment income is recognized as earned and discounts or premiums arising from the purchase of debt securities are recognized in investment income using the interest method over the remaining term of the security.

The Company reviews all fixed-maturity securities for other-than-temporary impairment ("OTTI") on a quarterly basis and more frequently when economic or market conditions warrant such review. When the fair value of any investment is lower than its cost, an assessment is made to see whether the decline is temporary of other-than-temporary. If the decline is determined to be other-than-temporary the investment is written down to fair value and an impairment charge is recognized in operations in the period in which the Company makes such determination. For a fixed-maturity security that the Company does not intend to sell nor is it more likely than not that the Company will be required to sell before recovery of its amortized cost, only the credit loss component is recognized in operations, while impairment related to all other factors is recognized in other comprehensive income. The Company considers various factors in determining whether an individual security is other-than-temporarily impaired (see Note 4).

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

Fair value measurement: GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3	Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. For fixed maturity securities, inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, broker quotes for similar securities and other factors. The fair value of investments in stocks and exchange-traded funds is based on the last traded price. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company’s investment custodians. The investment custodians consider observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant markets. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument.

Derivative Financial Instruments: The Company may from time to time enter into underwriting contracts such as industry loss warranty contracts (“ILW”) that are treated as derivatives for GAAP purposes. GAAP requires that an entity recognize all derivatives in the consolidated balance sheet at fair value. It also requires that unrealized gains and losses resulting from changes in fair value be included in operations or comprehensive (loss) income. The Company’s derivative financial instrument assets are included in prepayments and other assets. Derivative financial instrument liabilities are included in accounts payable and other liabilities.

Deferred policy acquisition costs (“DAC”): Policy acquisition costs consist of brokerage fees, federal excise taxes and other costs related directly to the successful acquisition of new or renewal insurance contracts and are deferred and amortized over the terms of the reinsurance agreements to which they relate. The Company evaluates the recoverability of DAC by determining if the sum of future earned premiums and anticipated investment income is greater than the expected future claims and expenses. If a loss is probable on the unexpired portion of policies in force, a premium deficiency loss is recognized. At September 30, 2018, the DAC was considered fully recoverable and no premium deficiency loss was recorded.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

Property and equipment:  Property and equipment are recorded at cost when acquired. Property and equipment are comprised of motor vehicles, furniture and fixtures, computer equipment and leasehold improvements and are depreciated, using the straight-line method, over their estimated useful lives, which are five years for furniture and fixtures and computer equipment and four years for motor vehicles. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or remaining lease term. The Company periodically reviews property and equipment that have finite lives, and that are not held for sale, for impairment by comparing the carrying value of the assets to their estimated future undiscounted cash flows. For the three and nine-month period ended September 30, 2018 and 2017, there were no impairments in property and equipment.

Allowance for uncollectible receivables: Management evaluates credit quality by evaluating the exposure to individual counterparties; where warranted management also considers the credit rating or financial position, operating results and/or payment history of the counterparty. Management establishes an allowance for amounts for which collection is considered doubtful. Adjustments to previous assessments are recognized as income in the year in which they are determined. At September 30, 2018, no receivables were determined to be overdue or impaired and, accordingly, no allowance for uncollectible receivables has been established.

Reserves for losses and loss adjustment expenses: The Company determines its reserves for losses and loss adjustment expenses on the basis of the claims reported by the Company’s ceding insurers and for losses incurred but not reported (“IBNR”), management uses the assistance of an independent actuary. The reserves for losses and loss adjustment expenses represent management’s best estimate of the ultimate settlement costs of all losses and loss adjustment expenses. Management believes that the amounts are adequate; however, the inherent impossibility of predicting future events with precision, results in uncertainty as to the amount which will ultimately be required for the settlement of losses and loss expenses, and the differences could be material. Adjustments are reflected in the consolidated statements of operations in the period in which they are determined.

Loss experience refund payable: Certain contracts include retrospective provisions that adjust premiums or result in profit commissions in the event losses are minimal or zero. In accordance with GAAP, the Company will recognize a liability in the period in which the absence of loss experience obligates the Company to pay cash or other consideration under the contracts. On the contrary, the Company will derecognize such liability in the period in which a loss experience arises. Such adjustments to the liability, which accrue throughout the contract terms, will reduce the liability should a catastrophic loss event covered by the Company occur.

Premiums assumed: The Company records premiums assumed, net of loss experience refunds, as earned pro-rata over the terms of the reinsurance agreements, or period of risk, where applicable, and the unearned portion at the consolidated balance sheet date is recorded as unearned premiums reserve. A reserve is made for estimated premium deficiencies to the extent that estimated losses and loss adjustment expenses exceed related unearned premiums. Investment income is not considered in determining whether or not a deficiency exists.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

Subsequent adjustments of premiums assumed, based on reports of actual premium by the ceding companies, or revisions in estimates of ultimate premium, are recorded in the period in which they are determined. Such adjustments are generally determined after the associated risk periods have expired, in which case the premium adjustments are fully earned when assumed.

Certain contracts allow for reinstatement premiums in the event of a full limit loss prior to the expiration of the contract. A reinstatement premium is not due until there is a full limit loss event and therefore, in accordance with GAAP, the Company records a reinstatement premium as written only in the event that the reinsured incurs a full limit loss on the contract and the contract allows for a reinstatement of coverage upon payment of an additional premium. For catastrophe contracts which contractually require the payment of a reinstatement premium equal to or greater than the original premium upon the occurrence of a full limit loss, the reinstatement premiums are earned over the original contract period. Reinstatement premiums that are contractually calculated on a pro-rata basis of the original premiums are earned over the remaining coverage period.

Unearned Premiums Ceded: The Company reduces the risk of future losses on business assumed by reinsuring certain risks and exposures with other reinsurers (retrocessionaires). The Company remains liable to the extent that any retrocessionaire fails to meet its obligations and to the extent that the Company does not hold sufficient security for their unpaid obligations.

Ceded premiums are written during the period in which the risk incept and are expensed over the contract period in proportion to the period of protection. Unearned premiums ceded consist of the unexpired portion of the reinsurance obtained.

Uncertain income tax positions: The authoritative GAAP guidance on accounting for, and disclosure of, uncertainty in income tax positions requires the Company to determine whether an income tax position of the Company is more likely than not to be sustained upon examination by the relevant tax authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For income tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements, if any, is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The application of this authoritative guidance has had no effect on the Company’s consolidated financial statements because the Company had no uncertain tax positions at September 30, 2018.

Earnings (Loss) per share: Basic earnings (loss) per share has been computed on the basis of the weighted-average number of ordinary shares outstanding during the periods presented. Diluted earnings (loss) per share is computed based on the weighted-average number of ordinary shares outstanding and reflects the assumed exercise or conversion of diluted securities, such as stock options and warrants, computed using the treasury stock method.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

Stock-Based Compensation: The Company accounts for stock-based compensation under the fair value recognition provisions of GAAP which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors, including stock options and restricted stock issuances based on estimated fair values. The Company measures compensation for restricted stock based on the price of the Company’s ordinary shares at the grant date. Determining the fair value of stock options at the grant date requires significant estimation and judgment. The Company uses an option-pricing model (Black-Scholes option pricing model) to assist in the calculation of fair value for stock options. The Company's shares have not been publicly traded for a sufficient length of time to solely use the Company's performance to reasonably estimate the expected volatility. Therefore, when estimating the expected volatility, the Company takes into consideration the historical volatility of similar entities. The Company considers factors such as an entity's industry, stage of life cycle, size and financial leverage when selecting similar entities. The Company uses a sample peer group of companies in the reinsurance industry as well as the Company’s own historical volatility in determining the expected volatility. Additionally, the Company uses the full life of the options, ten years, as the estimated term of the options, and has assumed no forfeitures during the life of the options.

The Company uses the straight-line attribution method for all grants that include only a service condition. Compensation expense related to all awards is included in general and administrative expenses.

Recent adopted accounting pronouncements:
Accounting Standards Update No. 2016-01. In January 2016, the FASB revised GAAP with the issuance of Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities to improve the recognition and measurement of financial instruments. The new ASU requires certain investments in equity securities to be measured at fair value with changes in fair value reported in operations and requires changes in instrument-specific credit risk for financial liabilities recorded at fair value under the fair value option to be reported in Other Comprehensive income (loss). The company adopted this ASU on January 1, 2018, and applied it prospectively without prior period amounts restated. As a result of the adoption, $22 thousand of unrealized losses on equity securities was reclassified on January 1, 2018, from accumulated other comprehensive loss to accumulated deficit. Results of operations were impacted as changes in fair value of equity securities are now reported as a separate component in net income (loss) instead of reported in other comprehensive income (loss).

Accounting Standards Update No. 2016-18. In November 2016, the FASB revised GAAP, Statement of Cash Flows (Topic 230): Restricted Cash with the issuance of the ASU 2016-18, to reduce diversity in the classification and presentation of changes in restricted cash in the statement of cash flows. The new ASU requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company is required to reconcile such total to amounts on the Consolidated Balance Sheets and disclose the nature of the restrictions. The Company adopted this ASU effective January 1, 2018, which only resulted in a change in the presentation of the Consolidated Statements of Cash Flows.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

Accounting Standards Update No. 2017-09. In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 clarifies when to account for a change to the terms or conditions of a share based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The effective date of ASU 2017-09 was for interim and annual reporting periods, beginning after December 15, 2017, and was applied prospectively. The company adopted this ASU effective January 1, 2018, and it did not have a material impact on our company's consolidated financial position, cash flows or results of operations.

Pending Accounting Updates:

Accounting Standards Update No. 2016-02. In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes Topic 840 and creates the new lease accounting standards for lessees and lessors, primarily related to the recognition of lease assets and liabilities by lessees for leases classified as operating leases. ASU 2016-02 is effective for all public entities for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently evaluating the impact of this guidance on the Company’s consolidated financial statements.

Accounting Standards Update No. 2016-13. In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 amends the guidance on reporting credits losses and affects loans, debt securities, trade receivables, reinsurance recoverable and other financial assets that have the contractual right to receive cash. The amendments are effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Early adoption is permitted for any organization for annual periods beginning after December 15, 2018 and interim periods within those annual periods. The Company is in the process of evaluating the impact of the requirements of ASU 2016-13 on the Company’s consolidated financial statements and anticipates implementing ASU 2016-13 during the first quarter of fiscal year 2020.

Accounting Standards Update No. 2018-07. In June 2018, the FASB issued ASU No. 2018-07, Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The ASU is intended to reduce the cost and complexity and to improve financial reporting for nonemployee share-based payments. The ASU expands the scope of Topic 718. Compensation Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity-Equity-Based payments to Non-Employees. The ASU is effective for the Company for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Company is currently evaluating the impact of the ASU, if any, on its consolidated financial statements.

Segment Information: Under GAAP, operating segments are based on the internal information that management uses for allocating resources and assessing performance as the source of the Company’s reportable segments. The Company manages its business on the basis of one operating segment, Property and Casualty Reinsurance, in accordance with the qualitative and quantitative criteria established under GAAP.

Reclassifications: Certain reclassifications of prior period amounts have been made to conform to the current period presentation.

3. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS

	At September 30,	At December 31,
	2018	2017
	(in thousands)

Cash on deposit	$699	$4,052
Cash held with custodians	7,539	3,711
Restricted cash held in trust	3,910	3,124

Total	12,148	10,887

Cash and cash equivalents are held by large and reputable counterparties in the United States of America and in the Cayman Islands. Restricted cash held in trust is custodied with SunTrust Bank and is held in accordance with the Company’s trust agreements with the ceding insurers and trustees, which require that the Company provide collateral having a market value greater than or equal to the limit of liability, less unpaid premium.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

4. INVESTMENTS

The Company holds investments in fixed-maturity securities and equity securities, with its fixed-maturity securities classified as available-for-sale. At September 30, 2018 and December 31, 2017, the cost or amortized cost, gross unrealized gains and losses, and estimated fair value of the Company’s available-for-sale securities by security type were as follows:

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value ($000)
	($ in thousands)
As of September 30, 2018
Fixed-maturity securities
U.S. Treasury and agency securities	$4,784	$4	$(24)	$4,764

Total fixed-maturity securities	4,784	4	(24)	4,764

Total available for sale securities	$4,784	$4	$(24)	$4,764

As of December 31, 2017
Fixed-maturity securities
U.S. Treasury and agency securities	$4,450	$-	$(17)	$4,433

Total fixed-maturity securities	4,450	-	(17)	4,433

Mutual funds	400	29	-	429
Preferred stocks	200	-	(1)	199
Common stocks	1,458	12	(62)	1,408

Total equity securities (1)	2,058	41	(63)	2,036

Total available for sale securities	$6,508	$41	$(80)	$6,469

(1) Effective January 1, 2018, the Company adopted ASU No. 2016-01 and equity securities are no longer classified as available-for-sale. Prior periods have not been restated to conform to the current presentation. See Note 2, Accounting Policies, for additional information.

At September 30, 2018 and December 31, 2017, available-for-sale securities with fair value of $4,395,000 and $1,430,000, respectively, are held in trust accounts as collateral under reinsurance contacts with the Company’s ceding insurers.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

4.
INVESTMENTS (continued)

Expected maturities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. The scheduled contractual maturities of fixed-maturity securities at September 30, 2018 and December 31, 2017 are as follows:

	Amortized Cost	Estimated Fair Value
	($ in thousands)
As of September 30, 2018
Available for sale
Due within one year	$2,355	2,358
Due after one year through five years	2,429	2,406

	$4,784	$4,764

As of December 31, 2017
Available for sale
Due within one year	$3,007	$3,003
Due after one year through five years	1,443	1,430

	$4,450	$4,433

Proceeds received, and the gross realized gains and losses from sales of available-for-sale fixed-maturity securities, and equity securities, for the three months and nine months ended September 30, 2018 and 2017 were as follows:

	Gross proceeds from sales	Gross Realized Gains	Gross Realized Losses
	($ in thousands)
Three Months Ended September 30, 2018
Available-for-sale fixed-maturity securities	$1,565	$3	$-

Equity securities	$1,583	$57	$(121)

Nine Months Ended September 30, 2018
Available-for-sale fixed-maturity securities	$4,565	$3	$-

Equity securities	$7,616	$475	$(715)

Three Months Ended September 30, 2017
Available-for-sale fixed-maturity securities	$3,000	$30	$-

Equity securities	$6,470	$380	$(514)

Nine Months Ended September 30, 2017
Available-for-sale fixed-maturity securities	$3,000	$30	$-

Equity securities	$16,147	$1,112	$(1,198)

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

4.
INVESTMENTS (continued)

The Company regularly reviews its individual investment securities for OTTI. The Company considers various factors in determining whether each individual debt security is other-than-temporarily impaired, including:

●
the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or income;

●
the length of time and the extent to which the market value of the security has been below its cost or amortized cost;

●
general market conditions and industry or sector specific factors;

●
nonpayment by the issuer of its contractually obligated interest and principal payments; and

●
the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

Available-for-sale securities with gross unrealized loss positions at September 30, 2018 and December 31, 2017, aggregated by investment category and length of time the individual securities have been in a continuous loss position, are as follows:

	Less Than Twelve Months		Twelve Months or Greater		Total
As of September 30, 2018	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value
	($ in thousands)		($ in thousands)		($ in thousands)

Fixed maturity securities
U.S. Treasury and agency securities	$24	3,398	-	-	24	3,398

Total fixed-maturity securities	24	3,398	-	-	24	3,398

Total available for sale securities	$24	$3,398	$-	$-	$24	$3,398

At September 30, 2018, there were 5 securities in an unrealized loss position of which none of these positions had been in an unrealized loss position for 12 months or greater.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

4.
INVESTMENTS (continued)

	Less Than Twelve Months		Twelve Months or Greater		Total
As of December 31, 2017	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value
	($ in thousands)		($ in thousands)		($ in thousands)
Fixed maturity securities
U.S. Treasury and agency securities	$13	1,428	4	3,003	17	4,431

Total fixed-maturity securities	13	1,428	4	3,003	17	4,431

Equity securities
Preferred stocks	1	199	-	-	1	199
All other common stocks	36	769	26	174	62	943

Total equity securities	37	968	26	174	63	1,142

Total available for sale securities	$50	$2,396	$30	$3,177	$80	$5,573

At December 31, 2017, there were 8 securities in an unrealized loss position of which 2 of these positions had been in an unrealized loss position for 12 months or greater.

The Company believes there were no fundamental issues such as credit losses or other factors with respect to its fixed-maturity securities. It is expected that the securities would not be settled at a price less than the par value of the investments and because the Company has the ability and intent to hold these securities and it is probable that the Company will not be required to sell these securities until a market price recovery or maturity, the Company does not consider any of its fixed-maturity securities to be other-than-temporarily impaired at September 30, 2018 and December 31, 2017.

In determining whether equity securities are other than temporarily impaired, the Company considers its intent and ability to hold a security for a period of time sufficient to allow for the recovery of cost, along with factors including the length of time each security had been in an unrealized loss position, the extent of the decline and the near-term prospect for recovery. Based on management’s evaluation, the Company did not consider any of its equity securities to be other-than-temporarily impaired at December 31, 2017. Additionally, upon adoption of ASU 2016-01 on January 1, 2018, changes in fair value of equity securities are now recorded within the consolidation statements of operations, and as such, OTTI considerations are no longer made with respect to equity securities.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

4.
INVESTMENTS (continued)

Assets Measured at Estimated Fair Value on a Recurring Basis

The following table presents information about the Company’s financial assets measured at estimated fair value on a recurring basis that is reflected in the consolidated balance sheets at carrying value. The table indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of September 30, 2018 and December 31, 2017:

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
As of September 30, 2018	($ in thousands)
Financial Assets:
Cash and cash equivalents	$8,238	$-	$-	$8,238

Restricted cash and cash equivalents	$3,910	$-	$-	$3,910

Total fixed-maturity securities	4,764	-	-	4,764

Total equity securities	5	-	-	5

Total securities	4,769	-	-	4,769

Total	$16,917	$-	$-	$16,917

As disclosed in Note 5, the Company is a counterparty to an investment in an industry loss warranty swap. The swap was valued on the basis of models developed by the counterparty, which represent unobservable (Level 3).

There were no transfers between Levels 1, 2 and 3 during the three and nine months ended September 30, 2018 and 2017.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

4.
INVESTMENTS (continued)

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2017	($ in thousands)
Financial Assets:
Cash and cash equivalents	$7,763	$-	$-	$7,763

Restricted cash and cash equivalents	$3,124	$-	$-	$3,124

U.S. Treasury and agency securities	4,433	-	-	4,433

Total fixed-maturity securities	4,433	-	-	4,433

Mutual funds	429	-	-	429
Preferred stocks	199	-	-	199
All other common stocks	1,408	-	-	1,408

Total equity securities	2,036	-	-	2,036

Total available for sale securities	6,469	-	-	6,469

Total	$17,356	$-	$-	$17,356

5.  DERIVATIVE INSTRUMENTS

Inward Industry Loss Warranty ("ILW") Swap

In January 2018, the Company entered into an inward ILW swap (the "2018 Inward ILW Swap") with a third-party under which qualifying loss payments are triggered by reference to the level of losses incurred by the insurance industry as a whole, rather than by losses incurred by the insured. In return for a fixed payment received of $1 million, the Company is required to make a floating payment in the event of certain losses incurred from specified natural catastrophes in North America, Caribbean, Europe, Japan, Australia, New Zealand and Latin America from January 2018 to December 2018. The Company’s maximum payment obligation under the 2018 Inward ILW Swap is $4 million. During the quarter ending September 30, 2018, the Company was not aware of any industry loss event occurring that would have triggered a payment obligation under the 2018 Inward ILW Swap.

The Inward ILW Swap was valued on the basis of models developed by the counterparty, which represent unobservable (Level 3) inputs. As of September 30, 2018, the fair value of the 2018 Inward ILW Swap was $0.2 million, and was recorded with "accounts payable and other liabilities" on the Company's September 30, 2018 Consolidated Balance Sheet.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

5.  DERIVATIVE INSTRUMENTS (continued)

Inward Industry Loss Warranty ("ILW") Swap

During the three and nine months ended September 30, 2018, the Company recognized a gain from derivative instruments of $0.4 million and $0.8 million, respectively, pursuant to the 2018 Inward ILW Swap.

6.  TAXATION

Under current Cayman Islands law, no corporate entity, including the Company and the subsidiaries, is obligated to pay taxes in the Cayman Islands on either income or capital gains. The Company and its subsidiaries have an undertaking from the Governor-in-Cabinet of the Cayman Islands, pursuant to the provisions of the Tax Concessions Law, as amended, that, in the event that the Cayman Islands enacts any legislation that imposes tax on profits, income, gains or appreciations, or any tax in the nature of estate duty or inheritance tax, such tax will not be applicable to the Company and its subsidiaries or their operations, or to the ordinary shares or related obligations, until April 23, 2033 and May 17, 2033, respectively.

The Company and its subsidiaries intend to conduct substantially all of their operations in the Cayman Islands in a manner such that they will not be engaged in a trade or business in the U.S. However, because there is no definitive authority regarding activities that constitute being engaged in a trade or business in the U.S. for federal income tax purposes, the Company cannot assure that the U.S. Internal Revenue Service will not contend, perhaps successfully, that the Company or its subsidiary is engaged in a trade or business in the U.S. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax, as well as branch profits tax, on its income that is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under an applicable tax treaty.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

7. VARIABLE INTEREST ENTITIES

Oxbridge Re NS. On December 22, 2017, the Company established Oxbridge Re NS, a Cayman domiciled and licensed special purpose insurer, formed to provide additional collateralized capacity to support Oxbridge Reinsurance Limited’s reinsurance business. In respect of the debt issued by Oxbridge Re NS to investors, Oxbridge Re NS has entered into a retrocession agreement with Oxbridge Reinsurance Limited effective June 1, 2018. Under this agreement, Oxbridge Re NS receives a quota share of Oxbridge Reinsurance Limited’s catastrophe business. Oxbridge Re NS is a non-rated insurer and the risks have been fully collateralized by way of funds held in trust for the benefit of Oxbridge Reinsurance Limited. Oxbridge Re NS is able to provide investors with access to diversified natural catastrophe risk backed by the distribution, underwriting, analysis and research expertise of Oxbridge Re.

The Company has determined that Oxbridge Re NS meets the definition of a VIE as it does not have sufficient equity capital to finance its activities. The Company concluded that it is the primary beneficiary and has consolidated the subsidiary upon its formation, as it owns 100% of the voting shares, 100% of the issued share capital and has a significant financial interest and the power to control the activities of Oxbridge Re NS that most significantly impacts its economic performance. The Company has no other obligation to provide financial support to Oxbridge Re NS. Neither the creditors nor beneficial interest holders of Oxbridge Re NS have recourse to the Company’s general credit.

Upon issuance of a series of participating notes by Oxbridge Re NS, all of the proceeds from the issuance are deposited into collateral accounts, to fund any potential obligation under the reinsurance agreements entered into with Oxbridge Reinsurance Limited underlying such series of notes. The outstanding principal amount of each series of notes generally is expected to be returned to holders of such notes upon the expiration of the risk period underlying such notes, unless an event occurs which causes a loss under the applicable series of notes, in which case the amount returned is expected to be reduced by such noteholder's pro rata share of such loss, as specified in the applicable governing documents of such notes. In addition, holders of such notes are generally entitled to interest payments, payable annually, as determined by the applicable governing documents of each series of notes. Oxbridge Re Holdings Limited receives an origination and structuring fee in connection with the formation, operation and management of Oxbridge Re NS.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

7. VARIABLE INTEREST ENTITIES (continued)

Notes Payable to Series 2018-1 noteholders

Oxbridge Re NS issued $2 million of participating notes on June 1, 2018, all of which were issued to third parties and which provides quota share support for Oxbridge Re’s global property catastrophe excess of loss reinsurance business. The operations of Oxbridge Re NS commenced on June 1, 2018. The participating notes are due to mature on June 1, 2021. None of the participating notes were redeemed during the three and nine month periods ending September 30, 2018.

The income from Oxbridge Re NS operations that are attributable to the participating notes noteholders for the three and nine months ended September 30, 2018 were $234,000 and $296,000 respectively, and are included within accounts payable and other liabilities as at September 30, 2018.

As noted in Note 16 to these consolidated financial statements, Hurricane Michael made landfall on October 10, 2018. The effect of Hurricane Michael will cause loss of principal of approximately $1.1 million to the Series 2018-1 noteholders, and loss of income of $232,000 attributable to the Series 2018-01 noteholders.

8.  RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table summarizes the Company’s loss and loss adjustment expenses (“LAE”) and the reserve for loss and LAE reserve movements for the three and nine-month periods ending September 30, 2018 and 2017:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	($ in thousands)		($ in thousands)

Balance, beginning of period	$167	3,043	$4,836	8,702
Incurred related to:
Current period	-	38,401	-	38,401
Prior period 1	-	2,999	(1,012)	4,026
Total incurred	-	41,400	(1,012)	42,427
Paid related to:
Current period	-	(21,500)	-	(21,500)
Prior period	-	(2,185)	(3,657)	(8,871)
Total paid	-	(23,685)	(3,657)	(30,371)
Net balance, end of period	$167	20,758	$167	20,758
Add: reinsurance recoverable	-	4,000	-	4,000
Gross balance, end of period	$167	24,758	$167	24,758

The reserves for losses and LAE are comprised of case reserves (which are based on claims that have been reported) and IBNR reserves (which are based on losses that are believed to have occurred but for which claims have not yet been reported and include a provision for expected future development on existing case reserves). The Company uses the assistance of an independent actuary in the determination of IBNR and expected future development of existing case reserves.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

8.  RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES (continued)

The uncertainties inherent in the reserving process and potential delays by cedants and brokers in the reporting of loss information, together with the potential for unforeseen adverse developments, may result in the reserve for losses and LAE ultimately being significantly greater or less than the reserve provided at the end of any given reporting period. The degree of uncertainty is further increased when a significant loss event takes place near the end of a reporting period. Reserve for losses and LAE estimates are reviewed periodically on a contract by contract basis and updated as new information becomes known. Any resulting adjustments are reflected in income in the period in which they become known.

The Company’s reserving process is highly dependent on the timing of loss information received from its cedants and related brokers.

1   During the nine-month period ending September 30, 2018, the Company entered into final commutation agreements with two (2) cedants under which the Company’s liabilities were commuted at an agreed-upon fixed price. The Company recognized a net loss on commutation of $8,000 which is presented as a separate line item in the Consolidated Statement of Operations. Included in the net loss on commutation is favorable loss development of $1,012 thousand on one of the commuted contracts.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

9.  EARNINGS (LOSS) PER SHARE

A summary of the numerator and denominator of the basic and diluted earnings (loss) per share is presented below (dollars in thousands except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Numerator:
Net earnings (loss)	$652	(22,954)	$706	(20,568)

Denominator:
Weighted average shares - basic	5,733,587	5,777,119	5,733,587	5,833,621
Effect of dilutive securities - Stock options	-	-	-	-
Shares issuable upon conversion of warrants	-	-	-	-
Weighted average shares - diluted	5,733,587	5,777,119	5,733,587	5,833,621
Earnings (loss) per shares - basic	$0.11	(3.97)	$0.12	(3.53)
Earnings (loss) per shares - diluted	$0.11	(3.97)	$0.12	(3.53)

For the three and nine-month periods ended September 30, 2018 and 2017, options to purchase 250,000 ordinary shares were anti-dilutive as the sum of the proceeds, including unrecognized compensation expense, exceeded the average market price of the Company’s ordinary share during the periods presented.

For the three and nine-month periods ended September 30, 2018 and 2017, 8,230,700 warrants to purchase an aggregate of 8,230,700 ordinary shares were anti-dilutive because the exercise price of $7.50 exceeded the average market price of the Company’s ordinary share during the periods presented.

GAAP requires the Company to use the two-class method in computing basic earnings per share since holders of the Company’s restricted stock have the right to share in dividends, if declared, equally with common stockholders. These participating securities effect the computation of both basic and diluted earnings per share during periods of net income.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

10.  SHAREHOLDERS’ EQUITY

On February 28, 2014, the Company’s Registration Statement on Form S-1, as amended, relating to the initial public offering of the Company’s units was declared effective by the SEC. The Registration Statement covered the offer and sale by the Company of 4,884,650 units, each consisting of one ordinary share and one warrant (“Unit”), which were sold to the public on March 26, 2014 at a price of $6.00 per Unit. The ordinary shares and warrants comprising the Units began separate trading on May 9, 2014. The ordinary shares and warrants are traded on the Nasdaq Capital Market under the symbols “OXBR” and “OXBRW,” respectively. One warrant may be exercised to acquire one ordinary share at an exercise price equal to $7.50 per share on or before March 26, 2019. At any time after September 26, 2014 and before the expiration of the warrants, the Company at its option may cancel the warrants in whole or in part, provided that the closing price per ordinary share has exceeded $9.38 for at least ten trading days within any period of twenty consecutive trading days, including the last trading day of the period.

The initial public offering resulted in aggregate gross proceeds to the Company of approximately $29.3 million (of which approximately $5 million related to the fair value proceeds on the warrants issued) and net proceeds of approximately $26.9 million after deducting underwriting commissions and offering expenses.

There were 8,230,700 warrants outstanding at September 30, 2018 and 2017. No warrants were exercised during the three and nine-month periods ended September 30, 2018 and 2017.

As of September 30, 2018, none of the Company’s retained earnings were restricted from payment of dividends to the company’s shareholders. However, since most of the Company’s capital and retained earnings may be invested in its subsidiaries, a dividend from the subsidiaries would likely be required in order to fund a dividend to the Company’s shareholders and would require notification to the Cayman Islands Monetary Authority (“CIMA”).

Under Cayman Islands law, the use of additional paid-in capital is restricted, and the Company will not be allowed to pay dividends out of additional paid-in capital if such payments result in breaches of the prescribed and minimum capital requirement. See also Note 12.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

11. SHARE-BASED COMPENSATION

The Company currently has outstanding stock-based awards granted under the 2014 Omnibus Incentive Plan (the “Plan”). Under the Plan, the Company has discretion to grant equity and cash incentive awards to eligible individuals, including the issuance of up to 1,000,000 of the Company’s ordinary shares. At September 30, 2018, there were 690,000 shares available for grant under the Plan.

Stock options

The Company accounts for share-based compensation under the fair value recognition provisions of ASC Topic 718 – “Compensation – Stock Compensation.” Stock options granted and outstanding under the Plan vests quarterly over four years and are exercisable over the contractual term of ten years.

A summary of the stock option activity for the three and nine-month periods ended September 30, 2018 and 2017 is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2018	250,000	$6.01
Outstanding at March 31, 2018	250,000	$6.01	7.2 years	$-
Outstanding at June 30, 2018	250,000	$6.01	6.9 years	$-
Outstanding at September 30, 2018	250,000	$6.01	6.7 years	$-
Exercisable at September 30, 2018	208,125	$6.01	6.7 years	$-

Outstanding at January 1, 2017	215,000	$6.00
Granted	35,000	$6.06
Outstanding at March 31, 2017	250,000	$6.01	8.2 years	$137,500
Outstanding at June 30, 2017	250,000	$6.01	7.9 years	$-
Outstanding at September 30, 2017	250,000	$6.01	7.7 years	$-
Exercisable at September 30, 2017	145,625	$6.01	7.7 years	$-

Compensation expense recognized for the three-month periods ended September 30, 2018 and 2017 totaled $9,000, and for the nine-month periods ended September 30, 2018 and 2017 totaled $29,000. Compensation expense is included in general and administrative expenses. At September 30, 2018 and 2017, there was approximately $25,000 and $63,000, respectively, of total unrecognized compensation expense related to non-vested stock options granted under the Plan. The Company expects to recognize the remaining compensation expense over a weighted-average period of eight (8) months.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

11.
SHARE-BASED COMPENSATION (continued)

No options were granted during the three and nine-month periods ended September 30, 2018. During the three and nine-month periods ended September 30, 2017, 35,000 options were granted with fair value estimated on the date of grant using the following assumptions and the Black-Scholes option pricing model:

2017

Expected dividend yield	8%
Expected volatility	35%
Risk-free interest rate	2.48%
Expected life (in years)	10
Per share grant date fair value of options issued	$0.73

At the time of the grant, the dividend yield was based on the Company’s history and expectation of dividend payouts at the time of the grant; expected volatility was based on volatility of similar companies’ common stock; the risk-free rate was based on the U.S. Treasury yield curve in effect and the expected life was based on the contractual life of the options.

Restricted Stock Awards

The Company has granted and may grant restricted stock awards to eligible individuals in connection with their service to the Company. The terms of the Company’s outstanding restricted stock grants may include service, performance and market-based conditions. The fair value of the awards with market-based conditions is determined using a Monte Carlo simulation method, which calculates many potential outcomes for an award and then establishes fair value based on the most likely outcome. The determination of fair value with respect to the awards with only performance or service-based conditions is based on the value of the Company’s stock on the grant date.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

11.
SHARE-BASED COMPENSATION (continued)

Information with respect to the activity of unvested restricted stock awards during the three and nine-month periods ended September 30, 2018 and 2017 is as follows:

	Weighted-Number of Restricted Stock Awards	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2018	15,000	$5.86
Vested	(3,750)
Nonvested at March 31, 2018	11,250	$5.86

Vested	(3,750)
Nonvested at June 30, 2018	7,500	$5.86

Vested	(3,750)
Nonvested at September 30, 2018	3,750	$5.86

Nonvested at January 1, 2017	30,000	$5.86
Vested	(3,750)
Nonvested at March 31, 2017	26,250	$5.86

Vested	(3,750)
Nonvested at June 30, 2017	22,500	$5.86

Vested	(3,750)
Nonvested at September 30, 2017	18,750	$5.86

Compensation expense recognized for the three-month periods ended September 30, 2018 and 2017 totaled $22,000, and for the nine-month periods ended September 30, 2018 and 2017 totaled $65,000 and $66,000, respectively, and is included in general and administrative expenses. At September 30, 2018 and 2017, there was approximately $22,000 and $110,000, respectively, of total unrecognized compensation expense related to non-vested restricted stock granted under the Plan. The Company expects to recognize the remaining compensation expense over a weighted-average period of three (3) months.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

12.  NET WORTH FOR REGULATORY PURPOSES

The subsidiaries are subject to a minimum and prescribed capital requirement as established by CIMA. Under the terms of their respective licenses, Oxbridge Reinsurance Limited and Oxbridge Re NS are required to maintain a minimum and prescribed capital requirement of $500 in accordance with the relevant subsidiary’s approved business plan filed with CIMA.

At September 30, 2018, the Oxbridge Reinsurance Limited’s net worth of $6.1 million exceeded the minimum and prescribed capital requirement. For the three and nine-month periods ended September 30, 2018, the Subsidiary’s net income was approximately $406 thousand and $424 thousand respectively.

At September 30, 2018, the Oxbridge Re NS’ net worth of $88 thousand exceeded the minimum and prescribed capital requirement. For the three and nine-month periods ended September 30, 2018, the Subsidiary’s net income was approximately $69 thousand and $87 thousand respectively.

The Subsidiaries are not required to prepare separate statutory financial statements for filing with CIMA, and there were no material differences between the Subsidiaries' GAAP capital, surplus and net income, and its statutory capital, surplus and net income as of September 30, 2018 or for the period then ended.

13. FAIR VALUE AND CERTAIN RISKS AND UNCERTAINTIES

Fair values

With the exception of balances in respect of insurance contracts (which are specifically excluded from fair value disclosures under GAAP) and investment securities and derivative instruments as disclosed in Note 4 and 5 of these consolidated financial statements, the carrying amounts of all other financial instruments, which consist of cash and cash equivalents, restricted cash and cash equivalents, accrued interest and dividends receivable, premiums receivable and other assets and accounts payable and other liabilities, approximate their fair values due to their short-term nature.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

13. FAIR VALUE AND CERTAIN RISKS AND UNCERTAINTIES (continued)

Concentration of underwriting risk

A substantial portion of the Company’s current reinsurance business ultimately relates to the risks of two entities; accordingly, the Company’s underwriting risks are not significantly diversified.

Concentrations of Credit and Counterparty Risk

The Company’s derivative instruments are subject to counterparty risk. The Company routinely monitor this risk.

The Company markets retrocessional and reinsurance policies worldwide through its brokers.  Credit risk exists to the extent that any of these brokers may be unable to fulfill their contractual obligations to the Company.  For example, the Company is required to pay amounts owed on claims under policies to brokers, and these brokers, in the Company. In some jurisdictions, if a broker fails to make such a payment, the Company might remain liable to the ceding company for the deficiency. In addition, in certain jurisdictions, when the ceding company pays premiums for these policies to brokers, these premiums are considered to have been paid and the ceding insurer is no longer liable to the Company for those amounts, whether or not the premiums have actually been received.

The Company remains liable for losses it incurs to the extent that any third-party reinsurer is unable or unwilling to make timely payments under reinsurance agreements.  The Company would also be liable in the event that its ceding companies were unable to collect amounts due from underlying third-party reinsurers.

In addition, the Company is exposed to credit risk on fixed-maturity debt instruments to the extent that the debtors may default on their debt obligations.

The Company mitigates its concentrations of credit and counterparty risk by using reputable and several counterparties which decreases the likelihood of any significant concentration of credit risk with any one counterparty. Additionally, the Company invests in fixed-maturity securities that are investment grade or higher.

Market risk

Market risk exists to the extent that the values of the Company’s monetary assets fluctuate as a result of changes in market prices. Changes in market prices can arise from factors specific to individual securities or their respective issuers, or factors affecting all securities traded in a particular market. Relevant factors for the Company are both volatility and liquidity of specific securities and markets in which the Company holds investments. The Company has established investment guidelines that seek to mitigate significant exposure to market risk.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements (unaudited)
September 30, 2018

14. COMMITMENTS AND CONTINGENCIES

The Company has an operating lease for office space located at Strathvale House, 2nd Floor, 90 North Church Street, Grand Cayman, Cayman Islands. The term of the lease is thirty-eight months and commenced on April 17, 2015. The lease currently runs on a month-to-month basis. Rent expense under this lease for the three and nine-month periods ended September 30, 2018 were $16,000 and $48,000, respectively. There are currently no lease commitments as at September 30, 2018.

The Company also has an operating lease for residential space at Britannia Villas #616, Grand Cayman, Cayman Islands that currently runs on a month-to-month basis. Rent expense under this lease for the three and nine-month periods ended September 30, 2018 were $12,900 and $38,700, respectively. There are currently no lease commitments under this lease as at September 30, 2018.

15. RELATED PARTY TRANSACTIONS

The Company had entered into reinsurance agreements with Claddaugh, which is a related entity through common directorship. At September 30, 2018 and December 31, 2017, included within loss experience refund payable and unearned premiums reserve on the consolidated balance sheets are the following related-party amounts:

	At September 30, 2018	At December 31, 2017

	(in thousands)

Loss experience refund payable	$-	$135
Unearned premiums reserve	$-	$2,012

During the three and nine-month periods ended September 30, 2018 and 2017, included within assumed premiums, change in loss experience refund payable and change in unearned premiums reserve on the consolidated statements of income are the following related-party amounts:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(in thousands)			(in thousands)
Revenue
Assumed premiums	-	-	-	3,400
Change in loss experience refund payable	-	2,730	(225)	1,470
Change in unearned premiums reserve	-	4,150	592	2,450

16.  SUBSEQUENT EVENTS

We evaluate all subsequent events and transactions for potential recognition or disclosure in our consolidated financial statements. Hurricane Michael, the most powerful storm to hit Florida Panhandle on record, made landfall on October 10, 2018. Preliminary information indicates that this storm has caused significant losses within the insurance industry generally. The Company has suffered a net loss to its capital and earnings, after taking into consideration its quota-share arrangement through its reinsurance sidecar, of approximately $3.1 million or ($0.54) per basic and diluted share. As such, the Company’s book value per share will be reduced from $2.57 per basic and diluted share at September 30, 2018, to $2.03 per basic and diluted share, as a result of the loss suffered due to Hurricane Michael.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements in this Quarterly Report on Form 10-Q, including in this Management’s Discussion and Analysis, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “predict,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled “Risk Factors” contained in our Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2018. We undertake no obligation to publicly update or revise any forward -looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on the forward -looking statements which speak only to the dates on which they were made.

GENERAL

The following is a discussion and analysis of our results of operations for the three and nine-month periods ended September 30, 2018 and 2017 and our financial condition as of September 30, 2018 and December 31, 2017. The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q and in our Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2018. References to “we,” “us,” “our,” “our company,” or “the Company” refer to Oxbridge Re Holdings Limited and its wholly-owned subsidiaries, Oxbridge Reinsurance Limited and Oxbridge Re NS, unless the context dictates otherwise.

Overview

We are a Cayman Islands specialty property and casualty reinsurer that provides reinsurance solutions through our reinsurance subsidiary, Oxbridge Reinsurance Limited. We recently organized a new subsidiary, Oxbridge Re NS, which was incorporated on December 22, 2017 to function as a reinsurance sidecar which increases the underwriting capacity of Oxbridge Reinsurance Limited. Oxbridge Re NS commenced operations on June 1, 2018 and issued participating notes to third party investors, the proceeds of which was utilized to collateralize Oxbridge Reinsurance Limited’s reinsurance obligations. We focus on underwriting fully-collateralized reinsurance contracts primarily for property and casualty insurance companies in the Gulf Coast region of the United States, with an emphasis on Florida. We specialize in underwriting medium frequency, high severity risks, where we believe sufficient data exists to analyze effectively the risk/return profile of reinsurance contracts.

We underwrite reinsurance contracts on a selective and opportunistic basis as opportunities arise based on our goal of achieving favorable long-term returns on equity for our shareholders. Our goal is to achieve long-term growth in book value per share by writing business that generates attractive underwriting profits relative to the risk we bear. Unlike other insurance and reinsurance companies, we do not intend to pursue an aggressive investment strategy and instead will focus our business on underwriting profits rather than investment profits. However, we intend to complement our underwriting profits with investment profits on an opportunistic basis. Our primary business focus is on fully collateralized reinsurance contracts for property catastrophes, primarily in the Gulf Coast region of the United States, with an emphasis on Florida. Within that market and risk category, we attempt to select the most economically attractive opportunities across a variety of property and casualty insurers. As our capital base grows, however, we expect that we will consider further growth opportunities in other geographic areas and risk categories.

Our level of profitability is primarily determined by how adequately our premiums assumed and investment income cover our costs and expenses, which consist primarily of acquisition costs and other underwriting expenses, claim payments and general and administrative expenses. One factor leading to variation in our operational results is the timing and magnitude of any follow-on offerings we undertake (if any), as we are able to deploy new capital to collateralize new reinsurance treaties and consequently, earn additional premium revenue. In addition, our results of operations may be seasonal in that hurricanes and other tropical storms typically occur during the period from June 1 through November 30. Further, our results of operations may be subject to significant variations due to factors affecting the property and casualty insurance industry in general, which include competition, legislation, regulation, general economic conditions, judicial trends, and fluctuations in interest rates and other changes in the investment environment.

Because we employ an opportunistic underwriting and investment philosophy, period-to-period comparisons of our underwriting results may not be meaningful. In addition, our historical investment results may not necessarily be indicative of future performance. Due to the nature of our reinsurance and investment strategies, our operating results will likely fluctuate from period to period.

Due to influx of new risk capital from alternative capital market participants such as hedge funds and pension funds, we believe that the reinsurance industry is currently over-capitalized and will continue in this trend for the foreseeable future. The over-capitalization of the market is not uniform as there are a number of insurers and reinsurers that have suffered and continue to suffer from capacity issues. We continue to assess the opportunities that may be available to us with insurance and reinsurance companies with this profile. If the reinsurance market continues to soften, our strategy is to reduce premium writings rather than accept mispriced risk and conserve our capital for a more opportune environment. Significant rate increases could occur if financial and credit markets experience adverse shocks that result in the loss of capital of insurers and reinsurers, or if there are major catastrophic events, especially in North America.

PRINCIPAL REVENUE AND EXPENSE ITEMS

Revenues

We derive our most significant revenues from two principal sources:

● premiums assumed from reinsurance on property and casualty business; and

● income from investments, including Industry Loss Warranties

Premiums assumed include all premiums received by a reinsurance company during a specified accounting period, even if the policy provides coverage beyond the end of the period. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in the unearned premiums reserve and are realized as revenue in subsequent periods over the remaining term of the policy. Our policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1, 2018, typically one-half of the premiums will be earned in 2018 and the other half will be earned during 2019. However, in the event of limit losses on our policies, premium recognition will be accelerated to match losses incurred in the period, when there is no possibility of any future treaty-year losses under the contracts.

Premiums from reinsurance on property and casualty business assumed are directly related to the number, type and pricing of contracts we write.

Premiums assumed are recorded net of change in loss experience refund, which consists of changes in amounts due to the cedants under two of our reinsurance contracts. These contracts contain retrospective provisions that adjust premiums in the event losses are minimal or zero. We recognize a liability pro-rata over the period in which the absence of loss experience obligates us to refund premiums under the contracts, and we will derecognize such liability in the period in which a loss experience arises. The change in loss experience refund is negatively correlated to loss and loss adjustment expenses described below.

Income from our investments is primarily comprised of interest income, dividends and net realized and unrealized gains (losses) on investment securities. Such income is primarily from the Company’s investments, which includes investments held in trust accounts that collateralize the reinsurance policies that we write. The investment parameters for trust accounts are generally be established by the cedant for the relevant policy.

Industry Loss Warranties

The Company may buy and sell industry loss warranties as a way to access certain risks. An industry loss warranty is a financial instrument designed to protect insurers or reinsurers from severe losses due to natural and man-made catastrophes and can take the form of either an insurance contract or a swap agreement. Under both forms, a premium is paid at the inception of the contract and, in return, a payout is made if a catastrophic event causes loss to the insurance industry in excess of a predetermined trigger amount. Industry loss warranties may also be triggered by other parametric measurements defined in the contract such as observed wind speeds, measured seismic activity or other factors. Industry loss warranties in the form of an insurance contract (also referred to as the "indemnity form") are typically dual-trigger instruments and, in addition to requiring a loss to the industry, require that the buyer of the protection actually suffer a loss from the triggering event. The Company may buy and sell industry loss warranties in the form of an insurance contract or in the form of a derivative contract.

Expenses

Our expenses consist primarily of the following:

● losses and loss adjustment expenses;

● policy acquisition costs and underwriting expenses; and

● general and administrative expenses.

Loss and loss adjustment expenses are a function of the amount and type of reinsurance contracts we write and of the loss experience of the underlying coverage. As described below, loss and loss adjustment expenses are based on the claims reported by our Company’s ceding insurers, and may include an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Depending on the nature of the contract, loss and loss adjustment expenses may be paid over a period of years.

Policy acquisition costs and underwriting expenses consist primarily of brokerage fees, ceding commissions, premium taxes and other direct expenses that relate to our writing of reinsurance contracts. We amortize deferred acquisition costs over the related contract term.

General and administrative expenses consist of salaries and benefits and related costs, including costs associated with our professional fees, rent and other general operating expenses consistent with operating as a public company.

RESULTS OF OPERATIONS

The following table summarizes our results of operations for the three and nine-month period ended September 30, 2018 and 2017 (dollars in thousands, except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)		(unaudited)

Revenue
Assumed premiums	$47	-	2,627	18,256
Premiums ceded	-	(733)	-	(880)
Change in loss experience refund payable	-	2,730	(225)	1,470
Change in unearned premiums reserve	653	17,309	(1,148)	4,494

Net premiums earned	700	19,306	1,254	23,340
Net income from derivative instruments	397	-	773	-
Net investment and other income	100	128	280	341
Net realized investment losses	(61)	(104)	(237)	(56)
Change in fair value of equity securities	118	-	22	-

Total revenue	1,254	19,330	2,092	23,625

Expenses
Losses and loss adjustment expenses	-	41,400	-	42,427
Net loss on commutation	-	-	8	-
Policy acquisition costs and underwriting expenses	63	514	101	672
General and administrative expenses	305	370	981	1,094

Total expenses	368	42,284	1,090	44,193

Income (loss) before (income) attributable to Series 2018-1 noteholders	$886	(22,954)	1,002	(20,568)

(Income) attributable to Series 2018-1 noteholders	(234)	-	(296)	-

Net income (loss)	652	(22,954)	706	(20,568)

Earnings (loss) per share
Basic and Diluted	$0.11	(3.97)	0.12	(3.53)

Dividends paid per share	$-	0.12	-	0.36

Performance ratios to net premiums earned:
Loss ratio	0.0%	214.4%	0.0%	181.8%
Acquisition cost ratio	9.0%	2.7%	8.1%	2.9%
Expense ratio	33.5%	4.6%	53.8%	7.6%
Combined ratio	33.5%	219.0%	53.8%	189.3%

General. Net income for the quarter ended September 30, 2018 was $652 thousand, or $0.11 per basic and diluted share, compared to a net loss of ($23 million), or ($3.97) per basic and diluted share, for the quarter ended September 30, 2017. The significant increase is wholly due to the triggering during the third quarter of 2017 of limit losses on all our reinsurance contracts, due to the individual and collective impact of Hurricane Harvey, Hurricane Irma and Hurricane Maria on our book of business, compared with no catastrophic losses during third quarter of 2018.

Net income for the nine months ended September 30, 2018 was $706 thousand, or $0.12 per basic and diluted share, compared to a net loss of ($21 million), or ($3.53) per basic and diluted share, for the nine months ended September 30, 2017. The significant increase is wholly due to the triggering during the nine months ended September 30, 2017 of limit losses on all our reinsurance contracts, due to the individual and collective impact of Hurricane Harvey, Hurricane Irma and Hurricane Maria on our book of business, compared with no catastrophic losses during the nine months ended September 30, 2018.

Premium Income. Net premiums earned typically reflects the pro rata inclusion into income of premiums assumed (net of loss experience refund) over the life of the reinsurance contracts.

Net premiums earned for the quarter ended September 30, 2018 decreased $18.6 million, to $700 thousand, from $19.3 million for the quarter ended September 30, 2017. The decrease is primarily due to the previous acceleration of premium recognition due to full limit losses being incurred on all of our reinsurance contracts during the quarter ended September 30, 2017, as well as significantly lower capital deployed during the third quarter of 2018, when compared to the same quarter of the prior fiscal year.

 Net premiums earned for the nine months ended September 30, 2018 decreased $22 million, to $1.3 million, from $23.3 million for the nine months ended September 30, 2017. The decrease is primarily due to the previous acceleration of premium recognition due to full limit losses being incurred on all of our reinsurance contracts during the nine months ended September 30, 2017, as well as significantly lower capital deployed during the first nine months of 2018, when compared to the same period of the prior fiscal year.

Losses Incurred. No losses were incurred for the quarter ended September 30, 2018, a decrease of $41 million from the quarter ended September 30, 2017. The decrease is wholly due to the fact that neither any losses nor adverse loss development occurred during the quarter ending September 30, 2018, compared with nominal loss and loss adjustment expenses during the same quarter of the prior fiscal year.

No losses were incurred for the nine months ended September 30, 2018 a decrease of $42 million, from the nine months ended September 30, 2017. The decrease is wholly due to the fact that neither any losses nor adverse loss development occurred during the nine months ending September 30, 2018, compared with nominal loss and loss adjustment expenses during the same period of the prior fiscal year.

Policy Acquisition Costs and Underwriting Expenses. Acquisition costs represent the amortization of the brokerage fees and federal excise taxes incurred on reinsurance contracts placed. Policy acquisition costs and underwriting expenses for the quarter ended September 30, 2018 decreased $451 thousand, to $63 thousand from $514 thousand for the quarter ended September 30, 2017. The decrease is due wholly due to the previous acceleration of premium recognition, as mentioned above, and the resulting acceleration of policy acquisition costs during the quarter ended September 30, 2017, compared with normal amortization of policy acquisition costs during the current quarter.

Policy acquisition costs and underwriting expenses for the nine-month period ended September 30, 2018 decreased $571 thousand, to $101 thousand from $672 thousand for the nine-month period ended September 30, 2017. The decrease is due wholly due to the previous acceleration of premium recognition, as mentioned above, and the resulting acceleration of policy acquisition costs during the nine months ended September 30, 2017, compared with normal amortization of policy acquisition costs during the nine months ended September 30, 2018.

 General and Administrative Expenses. General and administrative expenses for the quarter ended September 30, 2018 decreased $54 thousand, to $305 thousand, from $370 thousand for the quarter ended September 30, 2017. The decrease is caused primarily by zero director fees and lower consultancy fees during the current quarter, when compared with previous quarter, as well as minor fluctuation in general and administrative expenses between the quarters represented.

General and administrative expenses for the nine-month period ended September 30, 2018 decreased $113 thousand, to $981 thousand, from $1,094 thousand for the nine months ended September 30, 2017. The decrease is caused primarily by zero director fees and lower consultancy fees during the current quarter, when compared with previous quarter, as well as minor fluctuation in general and administrative expenses between the quarters represented.

MEASUREMENT OF RESULTS

We use various measures to analyze the growth and profitability of business operations. For our reinsurance business, we measure growth in terms of premiums assumed and we measure underwriting profitability by examining our loss, underwriting expense and combined ratios. We analyze and measure profitability in terms of net income and return on average equity.

Premiums Assumed. We use gross premiums assumed to measure our sales of reinsurance products. Gross premiums assumed also correlates to our ability to generate net premiums earned. See also the analysis above relating to the growth in net premiums earned.

Loss Ratio. The loss ratio is the ratio of losses and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of our reinsurance business. The loss ratio decreased from 214.4% for the quarter ended September 30, 2017 to 0% for the quarter ended September 30, 2018. The decrease is due to the significant loss and loss adjustment expenses incurred in the prior period quarter due to limit losses on all then active contracts, compared to no loss and loss adjustment expenses in the quarter ended September 30, 2018.

The loss ratio decreased from 181.8% for the nine-month period ended September 30, 2017 to 0% for the nine-month period September 30, 2018. The decrease is due to the significant loss and loss adjustment expenses incurred in the prior nine-month period due to limit losses on all then active contracts, compared to no loss and loss adjustment expenses in the nine months ended September 30, 2018.

Acquisition Cost Ratio. The acquisition cost ratio is the ratio of policy acquisition costs and other underwriting expenses to net premiums earned. The acquisition cost ratio measures our operational efficiency in producing, underwriting and administering our reinsurance business. The acquisition cost ratio increased from 2.7% for the quarter ended September 30, 2017 to 9% for the quarter ended September 30, 2018. The increase is due to the overall higher weighted-average acquisition costs on reinsurance contracts in force during the three-month period ended September 30, 2018, compared with three-month period ended September 30, 2017.

The acquisition cost ratio increased from 2.9% for the nine-month period ended September 30, 2017 to 8.1% for the nine-month period ended September 30, 2018. The increase is due to the overall higher weighted-average acquisition costs on reinsurance contracts in force during the nine-month period ended September 30, 2018, compared with nine-month period ended September 30, 2017.

Expense Ratio. The expense ratio is the ratio of policy acquisition costs, other underwriting expenses and other administrative expenses to net premiums earned. In addition, the expense ratio includes any gain or loss resulting from deposit accounted contracts as well as any amortized cost of weather derivative swaps entered into as part of our underwriting activities. We use the expense ratio to measure our operating performance. The expense ratio increased from 4.6% for the three-month period ended September 30, 2017 to 33.5% for the three-month period ended September 30, 2018. The increase is due primarily to a lower denominator in net premiums earned and net income from derivative instruments as recorded during the three-month period ended September 30, 2018, when compared with the three-month period ended September 30, 2017.

The expense ratio increased from 7.6% for the nine-month period ended September 30, 2017 to 53.8% for the nine-month period ended September 30, 2018. The increase is due primarily to a lower denominator in net premiums earned and net income from derivative instruments as recorded during the nine-month period ended September 30, 2018, when compared with the nine-month period ended September 30, 2017.

Combined Ratio. We use the combined ratio to measure our underwriting performance. The combined ratio is the sum of the loss ratio and the expense ratio. If the combined ratio is at or above 100%, we are not underwriting profitably and may not be profitable. The combined ratio decreased from 219% for the three-month period ended September 30, 2017 to 33.5% for the three-month period ended September 30, 2018. The decrease in the combined ratio is wholly due to lower loss ratio during the three-month period ended September 30, 2018, when compared with the quarter ended September 30, 2017.

The combined ratio decreased from 189.3% for the nine-month period ended September 30, 2017 to 53.8% for the nine-month period ended September 30, 2018. The decrease in the combined ratio is wholly due to a lower loss ratio during the nine-month period ended September 30, 2018, when compared with the nine-month period ended September 30, 2017.

FINANCIAL CONDITION – SEPTEMBER 30, 2018 COMPARED TO DECEMBER 31, 2017

Restricted Cash and Cash Equivalents. As of September 30, 2018, our restricted cash and cash equivalents increased by $800 thousand, or 26%, to $3.9 million, from $3.1 million as of December 31, 2017. The increase is the net result of premium receipts and collateral deposits during the nine months ended September 30, 2018.

Investments. As of September 30, 2018, our fixed-maturity and equity securities decreased by $1.7 million, or 26%, to $4.8 million, from $6.5 million as of December 31, 2017. The decrease is primarily a result of net sales of fixed-maturity and equity securities during the nine-month period ended September 30, 2018.

Premiums Receivable. As of September 30, 2018, our premiums receivable decreased by approximately $1.7 million, or 45%, to $2.1 million, from $3.8 million as of December 31, 2017. The decrease is due to the net receipt of premium installments during the nine-month period ended September 30, 2018.

Loss Experience Refund Payable. As of September 30, 2018, our loss experience refund payable decreased to $Nil, from $135 thousand at December 31, 2017. The decrease is wholly due to the commutation of our multi-year retrospectively-rated contracts that included this element of loss experience refunds. Such amounts were zeroed out upon commutation effective June 1, 2018.

Reserve for losses and loss adjustment expenses. As of September 30, 2018, our reserve for losses and loss adjustment expenses decreased by $4.7 million, or 97%, to $167 thousand, from $4.8 million at December 31, 2017. The decrease is wholly due to the settlement of losses on weather-related events occurring in previous quarters for which the Company has set up appropriate reserves, as well as final commutation on our multi-year retrospectively-rated contracts.

 Notes Payable. As of September 30, 2018, our notes payable increased to $2 million, from $Nil at December 31, 2017. The increase is wholly due to the issuance of $2 million of our Series 2018-1 participating notes by our reinsurance sidecar subsidiary, Oxbridge Re NS.

Accounts payable and other liabilities. As of September 30, 2018, accounts payable and other liabilities increased by $589 thousand, or 556%, to $695 thousand, from $106 thousand at December 31, 2017. The increase is primarily due to the recognition of the Company’s liability under its 2018 Inward ILW Swap agreement as disclosed in Note 5 to the consolidated financial statements.

Unearned Premiums Reserve. As of September 30, 2018, our unearned premiums reserve decreased by $300 thousand, or 15%, to $1.7 million, from $2 million at December 31, 2017. The decrease is due wholly to the recognition of premium income on in-force reinsurance contracts during the nine-month period ended September 30, 2018, coupled with the successful placement of reinsurance contracts for the treaty year effective June 1, 2018.

LIQUIDITY AND CAPITAL RESOURCES

General

We are organized as a holding company with substantially no operations at the holding company level. Our operations are conducted through our reinsurance subsidiaries, Oxbridge Reinsurance Limited and Oxbridge Re NS, which underwrites risks associated with our property and casualty reinsurance programs. We have minimal continuing cash needs at the holding company level, with such expenses principally being related to the payment of administrative expenses and shareholder dividends. There are restrictions on Oxbridge Reinsurance Limited’s and Oxbridge Re NS’ ability to pay dividends which are described in more detail below.

Sources and Uses of Funds

Our sources of funds primarily consist of premium receipts (net of brokerage fees and federal excise taxes, where applicable) and investment income, including interest, dividends and realized gains. We use cash to pay losses and loss adjustment expenses, other underwriting expenses, dividends, and general and administrative expenses. Substantially all of our surplus funds, net of funds required for cash liquidity purposes, are invested in accordance with our investment guidelines. Our investment portfolio is primarily comprised of cash and highly liquid securities, which can be liquidated, if necessary, to meet current liabilities. We believe that we have sufficient flexibility to liquidate any long-term securities that we own in a rising market to generate liquidity.

As of September 30, 2018, we believe we had sufficient cash flows from operations to meet our liquidity requirements. We expect that our operational needs for liquidity will be met by cash, investment income and funds generated from underwriting activities. During the quarter ending June 30, 2018, we issued participating notes through our reinsurance sidecar subsidiary, Oxbridge Re NS. We have no current plans to issue further debt, other than through additional participating notes and we expect to fund our operations for the foreseeable future from operating cash flows, as well as from potential future equity offerings. However, we cannot provide assurances that in the future we will not incur indebtedness to implement our business strategy, pay claims or make acquisitions.

Although Oxbridge Re Holdings Limited is not subject to any significant legal prohibitions on the payment of dividends, its subsidiaries Oxbridge Reinsurance Limited and Oxbridge Re NS are subject to Cayman Islands regulatory constraints that affect its ability to pay dividends to us and include a minimum net worth requirement. Currently, the minimum net worth requirement for each subsidiary is $500. As of September 30, 2018, each subsidiary exceeded the minimum required. By law, each subsidiary is restricted from paying a dividend if such a dividend would cause its net worth to drop to less than the required minimum.

Our reinsurance operations exposed us to claims arising out of unpredictable catastrophic events during the third quarter of 2017. The incidence and severity of catastrophes are inherently unpredictable, but the loss experience of property catastrophe reinsurers has been generally characterized as low frequency and high severity. Claims from catastrophic events have reduced our earnings and caused substantial volatility in our results of operations, and adversely affected our financial condition. The corresponding reduction in our surplus level will impact our ability to write new reinsurance policies at future renewal periods.

Cash Flows

Our cash flows from operating, investing and financing activities for the nine-month periods ended September 30, 2018 and 2017 are summarized below.

Cash Flows for the Nine months ended September 30, 2018 (in thousands)

Net cash used in operating activities for the nine months ended September 30, 2018 totaled $2,214, which consisted primarily of cash received from net written premiums less cash disbursed for operating expenses and net loss payments. Net cash provided by investing activities of $1,475 was primarily due to the net proceeds from sale of equity and available-for-sale securities. Net cash provided by financing activities totaled $2,000 representing net proceeds on issuance of Series 2018-1 participating notes.

Cash Flows for the Nine months ended September 30, 2017 (in thousands)

Net cash used in operating activities for the nine months ended September 30, 2017 totaled $10,689, which consisted primarily of cash received from net written premiums less cash disbursed for operating expenses. Net cash provided by investing activities of $2,403 was primarily due to the net proceeds from sale of available-for-sale securities. Net cash used in financing activities totaled $3,152 representing net cash dividend payments and cash used to repurchase ordinary shares under the Company’s share repurchase plan.

Share Repurchase Program

On May 12, 2016, the Board of Directors of Oxbridge Re Holdings Limited (the “Company”) authorized a share repurchase program (the “Share Repurchase Program”), pursuant to which the Company may, from time to time, purchase shares of its common stock for an aggregate repurchase price not to exceed $2 million. The plan expires on December 31, 2017. Share repurchases may be executed through various means, including, without limitation, open market transactions, privately negotiated transactions or tender offers. The repurchases will be funded from cash on hand or other capital markets sources. The stock repurchase program has been discontinued effective September 30, 2017.

The Company had adopted a Rule 10b5-1 share repurchase plan under the Securities Exchange Act of 1934 (the “Plan”) in connection with the Share Repurchase Program. The Plan allowed the Company to repurchase its shares at times when it otherwise might be prevented from doing so under insider trading laws or because of self-imposed trading blackout periods. On September 28, 2017, the Company cancelled the Plan. Through September 28, 2017, the Company had repurchased an aggregate of 326,413 shares for an aggregate cost of $1,803,568 under the Share Repurchase Program.

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2018, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

EXPOSURE TO CATASTROPHES

As with other reinsurers, our operating results and financial condition could be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, floods, fires, riots and explosions. Although we attempt to limit our exposure to levels we believe are acceptable, it is possible that an actual catastrophic event or multiple catastrophic events could have a material adverse effect on our financial condition, results of operations and cash flows. As described under “CRITICAL ACCOUNTING POLICIES—Reserves for Losses and Loss Adjustment Expenses” below, under GAAP, we are not permitted to establish loss reserves with respect to losses that may be incurred under reinsurance contracts until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be established, with no provision for a contingency reserve to account for expected future losses.

CRITICAL ACCOUNTING POLICIES

We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. These accounting policies pertain to premium revenues and risk transfer, reserve for loss and loss adjustment expenses and the reporting of deferred acquisition costs.

Premium Revenue and Risk Transfer. We record premiums revenue as earned pro-rata over the terms of the reinsurance agreements, or period of risk, where applicable, and the unearned portion at the balance sheet date is recorded as unearned premiums reserve. A reserve is made for estimated premium deficiencies to the extent that estimated losses and loss adjustment expenses exceed related unearned premiums. Investment income is not considered in determining whether or not a deficiency exists.

We account for reinsurance contracts in accordance with ASC 944, ‘‘Financial Services – Insurance.” Assessing whether or not a reinsurance contract meets the conditions for risk transfer requires judgment. The determination of risk transfer is critical to reporting premiums written. If we determine that a reinsurance contract does not transfer sufficient risk, we must account for the contract as a deposit liability.

Loss experience refund payable. Certain contracts include retrospective provisions that adjust premiums or result in profit commissions in the event losses are minimal or zero. Under such contracts, the Company expects to recognize aggregate liabilities payable to the ceding insurers assuming no losses occur during the contract period. In accordance with GAAP, the Company will recognize a liability in the period in which the absence of loss experience obligates the Company to pay cash or other consideration under the contract. On the contrary, the Company will derecognize such liability in the period in which a loss experience arises. Such adjustments to the liability, which accrue throughout the contract term, will reduce the liability should a catastrophic loss event covered by the Company occur.

Reserves for Losses and Loss Adjustment Expenses. We determine our reserves for losses and loss adjustment expenses on the basis of the claims reported by our ceding insurers and for losses incurred but not reported, we utilize the assistance of an independent actuary. The reserves for losses and loss adjustment expenses represent management’s best estimate of the ultimate settlement costs of all losses and loss adjustment expenses. We believe that the amounts are adequate; however, the inherent impossibility of predicting future events with precision, results in uncertainty as to the amount which will ultimately be required for the settlement of losses and loss expenses, and the differences could be material. Adjustments are reflected in the consolidated statements of income in the period in which they are determined.

Under GAAP, we are not permitted to establish loss reserves until the occurrence of an actual loss event. As a result, only loss reserves applicable to losses incurred up to the reporting date may be recorded, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events, which could be substantial, are estimated and recognized at the time the loss is incurred.

As of September 30, 2018, our best estimate for reserves for loss and loss adjustment expenses was $167,000, with IBNR representing approximately 48% of such reserves.

Our reserving methodology does not lend itself well to a statistical calculation of a range of estimates surrounding the best point estimate of our reserve for loss and loss adjustment expense. Due to the low frequency and high severity nature of claims within much of our business, our reserving methodology principally involves arriving at a specific point estimate for the ultimate expected loss on a contract by contract basis, and our aggregate loss reserves are the sum of the individual loss reserves established.

Deferred Acquisition Costs. We defer certain expenses that are directly related to and vary with producing reinsurance business, including brokerage fees on gross premiums assumed, premium taxes and certain other costs related to the acquisition of reinsurance contracts. These costs are capitalized and the resulting asset, deferred acquisition costs, is amortized and charged to expense in future periods as premiums assumed are earned. The method followed in computing deferred acquisition costs limits the amount of such deferral to its estimated realizable value. The ultimate recoverability of deferred acquisition costs is dependent on the continued profitability of our reinsurance underwriting. If our underwriting ceases to be profitable, we may have to write off a portion of our deferred acquisition costs, resulting in a further charge to income in the period in which the underwriting losses are recognized.

Stock-Based Compensation: The Company accounts for stock-based compensation under the fair value recognition provisions of GAAP which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors, including stock options and restricted stock issuances based on estimated fair values. The Company measures compensation for restricted stock based on the price of the Company’s ordinary shares at the grant date. Determining the fair value of share purchase options at the grant date requires significant estimation and judgment. The Company uses an option-pricing model (Black-Scholes option pricing model) to assist in the calculation of fair value for share purchase options. The Company's shares have not been publicly traded for a sufficient length of time to solely use the Company's performance to reasonably estimate the expected volatility. Therefore, when estimating the expected volatility, the Company takes into consideration the historical volatility of similar entities. The Company considers factors such as an entity's industry, stage of life cycle, size and financial leverage when selecting similar entities. The Company uses a sample peer group of companies in the reinsurance industry as well as the Company’s own historical volatility in determining the expected volatility. Additionally, the Company uses the full life of the options, ten years, as the estimated term of the options, and has assumed no forfeitures during the life of the options.

The Company uses the straight-line attribution method for all grants that include only a service condition. Compensation expense related to all awards is included in general and administrative expenses.

JOBS ACT

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an emerging growth company.  We have determined that, as an emerging growth company, we will not: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b); (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our Chief Executive Officer’s compensation to median employee compensation; or (v) comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We will continue to be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1 billion (as indexed for inflation); (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Exchange Act.

Item 3.
Quantitative and Qualitative Disclosures About Market Risk

Because we are a smaller reporting company, we are not required to provide this information.

Item 4.
Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.
Legal Proceedings

We are not currently involved in any litigation or arbitration. We anticipate that, similar to the rest of the insurance and reinsurance industry, we will be subject to litigation and arbitration in the ordinary course of business.

Item 1A.
Risk Factors

There have been no material changes to the risk factors previously disclosed in the section entitled “Risk Factors” in our Form 10-K, which was filed with the Securities and Exchange Commission on March 13, 2018.

Item 2.
Unregistered Sales of Equity Securities and Use of Proceeds

(a)
Sales of Unregistered Securities

None.

(b)
Repurchases of Equity Securities

None.

(c)
Use of Proceeds

None.

Item 3.
Defaults Upon Senior Securities

None.

Item 4.
Mine Safety Disclosures

Not applicable.

Item 5.
Other Information

None.

Item 6.
Exhibits

The following exhibits are filed herewith:

Exhibit No.	Document

31.1	Certifications of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

31.2	Certifications of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

32	Written Statement of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350.

101
The following materials from Oxbridge Re Holdings Limited’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 are filed herewith, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Changes in Shareholders’ Equity and (vi) the Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OXBRIDGE RE HOLDINGS LIMITED

Date: November 13, 2018	By:	/s/ JAY MADHU
Jay Madhu
Chief Executive Officer and President(Principal Executive Officer)

Date: November 13, 2018	By:	/s/ WRENDON TIMOTHY
Wrendon Timothy
Chief Financial Officer and Secretary(Principal Financial Officer and PrincipalAccounting Officer)